Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

February 21, 2020

FILED AS EDGAR CORRESPONDENCE

Elisabeth M. Bentzinger, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust 485(a) Filing (File Nos. 333-206713 and 811-23091)

Dear Ms. Bentzinger:

On behalf of our client, Gallery Trust (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 17, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 20, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Mondrian Emerging Markets Value Equity Fund, Mondrian International Government Fixed Income Fund and Mondrian Global Listed Infrastructure Fund (the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Mondrian Investment Partners Limited (the “Adviser”), the investment adviser of the Funds, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In the Mondrian International Government Fixed Income Fund’s “Principal Risks” section, given that the Fund may invest up to 15% of its assets (determined at time of purchase) in fixed-income securities rated below investment grade as part of its principal investment strategies, please consider moving the “High Yield Bond Risk” disclosure higher in the section.

Response. The requested change has been made.

2.	Comment. For the Mondrian Global Listed Infrastructure Fund, please supplementally identify the broad-based securities market index whose returns will be shown in the Fund’s “Average Annual Total Returns” table.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Elisabeth M. Bentzinger, Esq.

February 21, 2020

Response. For the Mondrian Global Listed Infrastructure Fund, the MSCI ACWI Index will be the broad-based securities market index whose returns will be shown in the Fund’s “Average Annual Total Returns” table, and the MSCI ACWI Core Infrastructure Index will be an additional index whose returns will be shown in the Fund’s “Average Annual Total Returns” table.

Comments on the SAI

3.	Comment. In the “Description of Permitted Investments” section, please update the disclosure relating to Brexit to reflect recent events.

Response. The requested change has been made.

4.	Comment. Please confirm that risk relating to Brexit is not a principal risk of any Fund or, alternatively, add appropriate disclosure to the Prospectus.

Response. The Adviser confirms that risk relating to Brexit is not a principal risk of any Fund.

5.	Comment. Please confirm that risk relating to the expected discontinuation of LIBOR is not a principal risk of any Fund or, alternatively, add appropriate disclosure to the Prospectus.

Response. The Adviser confirms that risk relating to the expected discontinuation of LIBOR is not a principal risk of any Fund.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer